

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Richard Ackerman
Chairman, President and Chief Executive Officer
Big Rock Partners Acquisition Corp.
2645 N. Federal Highway, Suite 230
Delray Beach, FL 33483

Re: Big Rock Partners Acquisition Corp.
Form S-4
Exhibit Nos. 10.32, 10.38, 10.40 and 10.41
Filed April 16, 2021
File No. 333-252479

Dear Mr. Ackerman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance